EXHIBIT 99.1

PyroGenesis Announces “Energy Transition” Contract with a Major European Multinational Chemical and Energy Conglomerate

Initial study to investigate plasma torch retrofitting of chemical production boilers

MONTREAL, Jan. 12, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30® and a Deloitte Technology Fast 50TM high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce that the Company has signed an initial contract with a major European multinational chemical, oil, and gas conglomerate with 2021 revenues exceeding USD$25 billion (the “Client”) to assess the applicability of PyroGenesis’ fully electric plasma torches for use in its Client’s chemical production process (the “Agreement”). The Client’s name shall remain anonymous for competitive and confidential reasons.

The Client, headquartered in Southern Europe, has a 100-year history of success across the petroleum, energy, and chemical industries, with a recent focus on energy transition, green energy, and the decarbonization of both their own production processes and the sectors in which they serve. It is one of the largest companies of its kind worldwide, and they are active on multiple continents.

The Agreement outlines the initial steps for providing plasma specific information in support of the Client’s energy-transition goals. The first step requires a computational fluid dynamics (“CFD”) study to gather initial data to evaluate the use of plasma in the Client’s chemical production boilers.

Once the CFD study is completed, and depending on the results, the Client has indicated that it would then proceed to a live experimental validation study within their facilities, using PyroGenesis’ plasma torches, as per a separate to-be-negotiated agreement.

“This Agreement is yet another example of the fast-growing shift taking place across multiple heavy industries which are all being challenged to decarbonize,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “This Client has made a major public commitment to technology and innovation with the goal to help drive the transformation of the global chemical sector, with energy transition being a major part of that commitment. We are proud that our electric plasma torches are under serious consideration as part of their commitment to change.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasm a technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/